                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 2)*


                              HORIZON HEALTH CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                    440 41Y 10 4
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                             Herschel S. Weinstein, Esq.
                     Dornbush Mensch Mandelstam & Schaeffer, LLP
                                   747 Third Avenue
                                  New York, NY 10017
                                    (212) 759-3300
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                  November 13, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

==============================                    ==============================
CUSIP NO.  440 41Y 10 4                          Page  2  of  3  Pages
==============================                    ==============================

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph A. Cohen
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     USA

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            -------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             -------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON              -------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     348,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Joseph A. Cohen (the "Filing Person"). This statement is being filed to report the fact that by sale of an aggregate of 25,000 shares of Common Stock of Horizon Health Corporation (the "Company") on November 13, 1998, the Filing Person has ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.



                                      SIGNATURE
                                      ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 17, 1998



                                             /s/ Joseph A. Cohen
                                             -----------------------------------


                                   PAGE  3  OF  3